August 22, 2022

Canadian Securities Exchange

First Canadian Place

100 King Street West, Suite 7210

Toronto, ON M5X 1E1

To Whom It May Concern:

Re: IM Cannabis Corp. (the "Company") Sale of SublimeCulture Inc. ("Sublime")

On August 5, 2022, the Company completed the sale of Sublime to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of $100,000 less working capital adjustments, for a final net purchase price of $88,901.83. The Company confirms the receipt of proceeds from the sale.

Yours truly,

IM Cannabis Corp.

"Oren Shuster"

Oren Shuster

Chief Executive Officer

Beit Hakshatot, Kibutz Glil-Yam, ISRAEL, 4690500.Tell: 972-77-4442333 | Fax: 972-77-4442332

www.imcannabis.com | info@imcannabis.com